UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                               DICE HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   253017 10 7
                                   -----------
                                 (CUSIP Number)

                                DECEMBER 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]    Rule 13d-1(b)
          [ ]    Rule 13d-1(c)
          [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 253017 10 7            Schedule 13G                     Page 2 of 19


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1.   NAME OF REPORTING PERSON             Scot W. Melland

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
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3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                  1,811,707
                          (Includes options to purchase     ----------
                          1,650,523 shares of the issuer's
                          common stock that were vested and
                          exercisable as of December 31, 2007)
BENEFICIALLY          (6) SHARED VOTING POWER                       0
                                                            ---------
OWNED BY EACH         (7) SOLE DISPOSITIVE POWER            1,811,707
                                                            ---------
REPORTING PERSON      (8) SHARED DISPOSITIVE POWER                  0
                                                            ---------
WITH
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,811,707
                  ---------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           2.9%
                                                               ----
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON              IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 3 of 19


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1.   NAME OF REPORTING PERSON             Michael P. Durney

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                    682,348
                          (Includes options to purchase        -------
                          561,411 shares of the issuer's
                          common stock that were vested and
                          exercisable as of December 31, 2007)
BENEFICIALLY          (6) SHARED VOTING POWER                       0
                                                              -------
OWNED BY EACH         (7) SOLE DISPOSITIVE POWER              682,348
                                                              -------
REPORTING PERSON      (8) SHARED DISPOSITIVE POWER                  0
                                                              -------
WITH
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   682,348
                   -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           1.1%
                                                                ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 4 of 19


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1.   NAME OF REPORTING PERSON             Thomas Silver

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                    571,944
                          (Includes options to purchase        -------
                          561,411 shares of the issuer's
                          common stock that were vested and
                          exercisable as of December 31, 2007)
BENEFICIALLY          (6) SHARED VOTING POWER                       0
                                                              -------
OWNED BY EACH         (7) SOLE DISPOSITIVE POWER              571,944
                                                              -------
REPORTING PERSON      (8) SHARED DISPOSITIVE POWER                  0
                                                              -------
WITH
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  571,944
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           0.9%
                                                                ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 5 of 19


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1.   NAME OF REPORTING PERSON             Constance Melrose

-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                     84,785
                          (Includes options to purchase         ------
                          73,260 shares of the issuer's
                          common stock that were vested and
                          exercisable as of December 31, 2007)
BENEFICIALLY          (6) SHARED VOTING POWER                       0
                                                               ------
OWNED BY EACH         (7) SOLE DISPOSITIVE POWER               84,785
                                                               ------
REPORTING PERSON      (8) SHARED DISPOSITIVE POWER                  0
                                                               ------
WITH
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  84,785
                  ------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           0.1%
                                                                ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 6 of 19


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1.   NAME OF REPORTING PERSON             Brian P. Campbell

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                    130,794
                          (Includes options to purchase        ------
                          119,283 shares of the issuer's
                          common stock that were vested and
                          exercisable as of December 31, 2007)
BENEFICIALLY          (6) SHARED VOTING POWER                       0
                                                              -------
OWNED BY EACH         (7) SOLE DISPOSITIVE POWER              130,794
                                                              -------
REPORTING PERSON      (8) SHARED DISPOSITIVE POWER                  0
                                                              -------
WITH
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  130,794
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           0.2%
                                                                ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 7 of 19


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1.   NAME OF REPORTING PERSON             Kent Thompson

-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                   115,283
                          (Includes options to purchase       -------
                          103,725 shares of the issuer's
                          common stock that were vested and
                          exercisable as of December 31, 2007)
BENEFICIALLY          (6) SHARED VOTING POWER                       0
                                                              -------
OWNED BY EACH         (7) SOLE DISPOSITIVE POWER              115,283
                                                              -------
REPORTING PERSON      (8) SHARED DISPOSITIVE POWER                  0
                                                              -------
WITH
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  115,283
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           0.2%
                                                               ----
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 8 of 19


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1.   NAME OF REPORTING PERSON             Paul Melde

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2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                    84,132
                          (Includes options to purchase        ------
                          72,607 shares of the issuer's
                          common stock that were vested and
                          exercisable as of December 31, 2007)
BENEFICIALLY          (6) SHARED VOTING POWER                       0
                                                              -------
OWNED BY EACH         (7) SOLE DISPOSITIVE POWER               84,132
                                                              -------
REPORTING PERSON      (8) SHARED DISPOSITIVE POWER                  0
                                                              -------
WITH
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  84,132
                  ------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           0.1%
                                                                ---
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 9 of 19


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1.   NAME OF REPORTING PERSON             Robert Dumas

-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX                (a) [ ]
     IF A MEMBER OF A GROUP                   (b) [X]
-------------------------------------------------------------------------------

3.   SEC USE ONLY
-------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF
     ORGANIZATION                         United States
-------------------------------------------------------------------------------

NUMBER OF SHARES      (5) SOLE VOTING POWER                   111,215
                          (Includes options to purchase       -------
                          88,165 shares of the issuer's
                          common stock that were vested and
                          exercisable as of December 31, 2007)
BENEFICIALLY          (6) SHARED VOTING POWER                       0
                                                            ---------
OWNED BY EACH         (7) SOLE DISPOSITIVE POWER              111,215
                                                            ---------
REPORTING PERSON      (8) SHARED DISPOSITIVE POWER                  0
                                                            ---------
WITH
-------------------------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  111,215
                  -------
-------------------------------------------------------------------------------

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

         See Item 8.

-------------------------------------------------------------------------------

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           0.2%
                                                               ----
-------------------------------------------------------------------------------

12.   TYPE OF REPORTING PERSON            IN
-------------------------------------------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 10 of 19


Item 1.   (a)   NAME OF ISSUER
                --------------

                Dice Holdings, Inc. (the "Company").

          (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                -----------------------------------------------

                3 Park Avenue, 33rd Floor
                New York, New York 10016

Item 2.   (a)   NAMES OF PERSONS FILING
                -----------------------

                This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons")

                (i)       Scot W. Melland;

                (ii)      Michael P. Durney;

                (iii)     Thomas Silver;

                (iv)      Constance Melrose;

                (v)       Brian P. Campbell;

                (vi)      Kent Thompson;

                (vii)     Paul Melde; and

                (viii)    Robert Dumas.

CUSIP NO. 253017 10 7            Schedule 13G                     Page 11 of 19


          (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE
                 ------------------------------------

                 c/o Dice Holdings, Inc.
                 3 Park Avenue, 33rd Floor
                 New York, New York 10016

          (c)    CITIZENSHIP
                 -----------

                 Each Reporting Person is an individual and has United States citizenship.

          (d)    TITLE OF CLASS OF SECURITIES
                 ----------------------------

                 Common Stock, par value $0.01 per share (the "Common Stock" or "Shares")

          (e)    CUSIP NUMBER
                 ------------

                 253017 10 7

CUSIP NO. 253017 10 7            Schedule 13G                     Page 12 of 19


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

          Not applicable.

Item 4.   OWNERSHIP.
          ---------

          (a)    AMOUNT BENEFICIALLY OWNED:


                 Each of the Reporting Persons may be deemed to beneficially own the Shares listed opposite such Reporting Persons named below:

                                           Number of Shares
                 REPORTING PERSON         BENEFICIALLY OWNED
                 ----------------         ------------------

                 Scot W. Melland              1,811,707


                 Michael P. Durney              682,348


                 Thomas Silver                  571,944


                 Constance Melrose               84,785


                 Brian P. Campbell              130,794


                 Kent Thompson                  115,283


                 Paul Melde                      84,132


                 Robert Dumas                   111,215


          (b)    PERCENTAGE OWNED:
                 ----------------

                 Based on calculations made in accordance with Rule 13d-3(d), and there being 62,012,919 Shares outstanding as of October 31, 2007 as reported in the Company's Form 10-Q (File No. 001-33584) filed with the Securities and Exchange Commission on November 14, 2007, each of the Reporting Persons may be deemed to beneficially own the percentage of the outstanding Common Stock listed opposite such Reporting Persons name below:

                 REPORTING PERSON         PERCENT OF CLASS
                 ----------------         ----------------

                 Scot W. Melland             2.9%

                 Michael P. Durney           1.1%

CUSIP NO. 253017 10 7            Schedule 13G                     Page 13 of 19


                 Thomas Silver               0.9%

                 Constance Melrose           0.1%

                 Brian P. Campbell           0.2%

                 Kent Thompson               0.2%

                 Paul Melde                  0.1%

                 Robert Dumas                0.2%

          (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                 --------------------------------------------


                 (i) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares as listed opposite such Reporting Persons name in Items 4(a) and (b) above.


                 (ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the Shares set forth on such Reporting Person's cover page included herein.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          --------------------------------------------

          Not applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          ---------------------------------------------------------------

          Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          ------------------------------------------------------------------

          Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          ---------------------------------------------------------

          See Item 4.

          Each Reporting Person is a party to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007 (the "Shareholders Agreement"), among Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP

CUSIP NO. 253017 10 7            Schedule 13G                     Page 14 of 19


          (collectively, the "Quadrangle entities"), General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the "General Atlantic entities") and the Management Shareholders named therein. Each of the Reporting Persons is a "Management Shareholder" as such term is defined in the Shareholders Agreement. The Shareholders Agreement contains provisions restricting the transfer of the Company's Common Stock by the Reporting Persons and provides the Reporting Persons with "piggy back" registration rights. The Shareholders Agreement is filed as
          Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

          Given the terms of the Shareholders Agreement, the Reporting Persons together with the Quadrangle entities and the General Atlantic entities might be deemed to constitute a "group" that, as of the date hereof, collectively beneficially owns approximately 45,113,833 Shares, or 72.7%, of the Company's total number of Shares outstanding for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a "group" solely for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual. The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Shareholders Agreement (other than Shares owned by the Management Shareholders). Each Reporting Person disclaims beneficial ownership of the Shares of the Company other than the amounts reported on such Reporting Person's cover page included herein.


Item 9.   NOTICE OF DISSOLUTION OF GROUP
          ------------------------------

          Not applicable.

Item 10.  CERTIFICATION
          -------------

          Not applicable.

CUSIP NO. 253017 10 7            Schedule 13G                     Page 15 of 19


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2008

                                SCOT W. MELLAND

                                By: /S/ SCOT W. MELLAND
                                   --------------------------------------------

                                MICHAEL P. DURNEY

                                By: /S/ MICHAEL P. DURNEY
                                   --------------------------------------------

                                THOMAS SILVER

                                By: /S/ THOMAS SILVER
                                   --------------------------------------------

                                CONSTANCE MELROSE

                                By:  /S/ CONSTANCE MELROSE
                                   --------------------------------------------

                                BRIAN P. CAMPBELL

                                By:  /S/ BRIAN P. CAMPBELL
                                   --------------------------------------------

                                KENT THOMPSON

                                By:  /S/ KENT THOMPSON
                                   --------------------------------------------

                                PAUL MELDE

                                By:  /S/ PAUL MELDE
                                   --------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 16 of 19


                                ROBERT DUMAS


                                By:  /S/ ROBERT DUMAS
                                   --------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 17 of 19


                                              EXHIBIT INDEX



Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 253017 10 7            Schedule 13G                     Page 18 of 19


                                                                      EXHIBIT 1
                                                                      ---------


              JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 14, 2008

                                SCOT W. MELLAND

                                By: /S/ SCOT W. MELLAND
                                   --------------------------------------------

                                MICHAEL P. DURNEY

                                By: /S/ MICHAEL P. DURNEY
                                   --------------------------------------------

                                THOMAS SILVER

                                By: /S/ THOMAS SILVER
                                   --------------------------------------------

                                CONSTANCE MELROSE

                                By:  /S/ CONSTANCE MELROSE
                                   --------------------------------------------

                                BRIAN P. CAMPBELL

                                By:  /S/ BRIAN P. CAMPBELL
                                   --------------------------------------------

CUSIP NO. 253017 10 7            Schedule 13G                     Page 19 of 19


                                KENT THOMPSON

                                By:  /S/ KENT THOMPSON
                                   --------------------------------------------

                                PAUL MELDE

                                By:  /S/ PAUL MELDE
                                   --------------------------------------------

                                ROBERT DUMAS


                                By:  /S/ ROBERT DUMAS
                                   --------------------------------------------